Exhibit 2.1
Dated 30 January 2009
TEPNEL LIFE SCIENCES PLC
and
GEN-PROBE INCORPORATED
IMPLEMENTATION AGREEMENT
Linklaters
One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Ref Mark Stamp/Dan Simons

Table of Contents

Contents		Page

1	Interpretation	1
2	Press Announcement	6
3	Recommendation	6
4	Implementation	6
5	Withdrawal of Scheme	7
6	Clearances and Conditions	7
7	Documentation	8
8	Right to Convert to an Offer	9
9	Panel Consultation	9
10	Third Party Approaches	10
11	Matching Right	11
12	Inducement Fee	12
13	Costs and Expenses	14
14	Conduct of Business	14
15	Transition Planning	15
16	Employee Matters	15
17	Pensions	15
18	Revisions to the Scheme or Offer	16
19	Representations and Warranties	16
20	Offeror obligations	16
21	Termination	17
22	Notices	17
23	Remedies and Waivers	18

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Contents		Page

24	Invalidity	19
25	No Partnership	19
26	Time of Essence	19
27	Contracts (Rights of Third Parties) Act 1999	19
28	Further Assurance	19
29	Whole Agreement, Variation, Assignment	19
30	Announcements	20
31	Costs and Expenses	20
32	Counterparts	20
33	Governing Law	21
34	Jurisdiction	21
	Schedule 1 Press Announcement	22
	Schedule 2 Implementation of the Scheme	23
	Schedule 3 Employee Share Schemes	25
	Schedule 4 Warrants	27
	Schedule 5 Conduct of Business	28
	Schedule 6 Timetable	31
	Schedule 7 Form of Warrants Exercise Notice	32

ii

This Agreement is made on 30 January 2009 between:
(1)	TEPNEL LIFE SCIENCES PLC whose registered office is at Heron House, Oaks Business Park, Crewe Road, Wythenshawe, Manchester M23 8HZ (the “Company”); and
(2)	GEN-PROBE INCORPORATED whose registered office is at 10210 Genetic Center Drive, San Diego, California 92121 (the “Offeror”).
Whereas:
(A)	The Offeror intends to announce a takeover Proposal for the Company which the Company has agreed to implement, subject to the provisions of this Agreement, by way of a scheme of arrangement, on the terms and subject to the conditions set out in the Press Announcement, although the Offeror reserves the right, subject to the provisions of this Agreement, to implement the Proposal by means of an Offer.
(B)	The parties are entering into this Agreement to set out certain mutual commitments to implement the Proposal and certain matters relating to the conduct of the Company and its Group.
It is agreed as follows:
1	Interpretation

In this Agreement (but not in Schedule 1), unless the context otherwise requires:

1.1	Definitions
“1985 Act” means the Companies Act 1985, as amended;

“2006 Act” means the Companies Act 2006;

“Acceptance Condition” means the acceptance condition to the Offer set at 90 per cent. (or such lesser percentage, being more than 50 per cent.) as the Offeror may decide of the Company’s shares to which the Offer relates;

“AIM Rules” means the rules for companies listed on the Alternative Investment Market;

“Authority” means any Tax Authority or Regulatory Authority and any other regulatory authority (in each case) whose consent, or with whom a submission, filing or notification, is necessary in order to satisfy the Conditions;

“Business Day” means a day on which the London Stock Exchange plc is open for the transaction of business;

“Clearances” means all consents, clearances, permissions and waivers that are required to be obtained, all filings that are required to be made, and all waiting periods that may need to have expired, from or under the laws, regulations or practices applied by any relevant Regulatory Authority in connection with the implementation of the Proposal and reference to any Condition relating to Clearances having been “satisfied” will be construed as meaning that the foregoing have been obtained on terms reasonably satisfactory to the Offeror or, where appropriate, made or expired;

“Code” means the City Code on Takeovers and Mergers, as amended;

“Company Representative Member” means the representative member of any group for VAT purposes of which the Company is a member;

“Company Shareholders” means the holders of the Company Shares;

“Company Shares” means ordinary shares of 1 pence each in the capital of the Company;

“Conditions” means the conditions to the implementation of the Proposal set out in Appendix I to the Press Announcement and “Condition” means any one of them;

“Confidential Disclosure Agreement” means the agreement dated 28 August 2008 between the Company and Gen-Probe;

“Court” means the High Court of Justice in England and Wales;

“Court Hearings” means the First Court Hearing and the Second Court Hearing;

“Court Meeting” means the meeting (including any adjournment thereof) of the Company Shareholders (or the relevant class or classes thereof) convened pursuant to an order of the Court under Section 896 of the 2006 Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment);

“Court Orders” means the First Court Order and the Second Court Order;

“Directors” means the directors of the Company from time to time;

“Effective Date” means the date upon which:
(i)	the Scheme becomes effective in accordance with its terms; or

(ii)	if the Offeror elects to implement the Proposal by means of an Offer in accordance with the terms of this Agreement, the Offer becomes or is declared unconditional in all respects;
“Employee Share Schemes” means the Tepnel Life Sciences Executive Share Option Scheme, the Tepnel Life Sciences Unapproved Share Scheme, the Tepnel Life Sciences 2006 Long Term Incentive Plan and the Tepnel Life Sciences Enterprise Management Incentive Scheme;

“Exercising Warrant Holders” means those Warrant Holders who have exercised their Warrants before 6.00pm on the date of the First Court Hearing, subject to certain conditions being satisfied, each an “Exercising Warrant Holder”;

“Expenses Side Letter” means the letter sent by Gen-Probe to Tepnel Life Sciences on 28 January 2009;

“First Court Hearing” means the hearing of the Court to sanction the Scheme;

“First Court Order” means the order of the Court sanctioning the Scheme under Section 899 of the 2006 Act to be granted at the First Court Hearing;

“General Meeting” or “GM” means the general meeting of the Company Shareholders to be convened in connection with the Scheme to consider and, if thought fit, approve the GM Resolutions, together with any meeting held as a result of an adjournment or reconvention thereof in accordance with this Agreement;

“GM Resolutions” means the resolution to be proposed at the General Meeting for the purposes of, amongst other things, approving and implementing the Scheme, approving the Reduction and certain amendments to the Articles of Association of the Company and such other matters as may be agreed between the Company and the Offeror as necessary for the purposes of implementing the Scheme;

“Group” means, in relation to any person, its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company;

“Independent Competing Offer” means an offer, re-capitalisation or other transaction or proposal howsoever effected (including by means of a scheme of arrangement) relating to the Company which, in any such case, is intended to result in a change of control of the Company (control being interpreted in accordance with the Code) or the disposal of a material part (being 50 per cent. or more) of the business or assets of the Company’s Group and, where it involves a third party, is made by a person or entity other than the Offeror or Gen-Probe or any person acting in concert (as defined in the Code) with either of them;

“Inducement Fee” means an amount equal to one per cent. of the value of the Proposal calculated by reference to the price to be received per Company Share (as revised) multiplied by the fully diluted equity share capital of the Company at the time of the announcement of the Proposal but taking into account only those options and warrants that are “in the money” (and otherwise as such term is understood by the Panel), being equivalent to approximately £928,420;

“Linklaters” means Linklaters LLP of One Silk Street, London EC2Y 8HQ;

“Long-stop Date” means subject to the Code, the date that is four months from the date that the Scheme Document is posted to the Company Shareholders;

“Offer” means, should the Offeror elect to implement the Proposal by way of a general offer in accordance with the terms of this Agreement (instead of by way of a Scheme), the offer to be made by the Offeror in accordance with the Code to acquire all of the Company’s shares;

“Offer Document” means the document despatched to (amongst others) the Company Shareholders pursuant to which an Offer would be made;

“Offeror Representative Member” means the representative member of any group for VAT purposes of which the Offeror is a member;

“Panel” means the Panel on Takeovers and Mergers;

“Press Announcement” means the draft press announcement in the agreed form and as set out in Schedule 1 to this Agreement;

“Proposal” means the proposed acquisition by the Offeror of the entire issued and to be issued ordinary share capital of the Company which is to be effected by means of a scheme of arrangement under Part 26 of the 2006 Act or, should the Offeror so elect in accordance with the terms of this Agreement, by means of an Offer;

“Recommendation” means that the Directors have resolved that they will unanimously and unqualifiedly recommend to the Company Shareholders to vote in favour of the Scheme at the Court Meeting and to vote in favour of the GM Resolutions on the terms set out in the Press Announcement;

“Reduction” means the proposed reduction of capital of the Company under section 135 of the 1985 Act provided for by the Scheme;

“Regulatory Authority” means any court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body of competent authority, in each case in any jurisdiction and including, without limitation, the Panel;
“Regulatory Information Service” or “RIS” means a service approved by London Stock Exchange plc and included within the list maintained on the London Stock Exchange website;

“Scheme” means the scheme of arrangement under Part 26 of the 2006 Act between the Company and the Company Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and the Offeror, pursuant to which the Proposal is proposed to be implemented;

“Scheme Condition” means those conditions referred to in Part 1 of Appendix 1 to the Press Announcement;

“Scheme Document” means the document to be despatched to, (amongst others), the Company Shareholders setting out the full terms of the Scheme;

“Second Court Hearing” means the hearing of the Court to confirm the Reduction;

“Second Court Order” means the order of the Court confirming the Reduction, to be granted at the Second Court Hearing;

“Superior Proposal” means a bona fide Independent Competing Offer which the Directors consider after consultation with their legal and financial advisers, is able to be announced promptly and is likely to be completed in accordance with its terms taking into account all financial, regulatory and other aspects of such proposal (including the ability of the proposing party to complete the transactions contemplated by such proposal) and which, if completed, would be superior to the Proposal from a financial point of view for the Company Shareholders, and which the Directors are minded to recommend;

“Tax Authority” means HM Revenue and Customs and/or any other tax authority in any relevant jurisdiction;

“Timetable” means the indicative timetable for implementation of the Scheme and despatch of the Scheme Document, as set out in Schedule 6 to this Agreement;

“Transaction Deposit” means the sum of US$750,000 transferred to the Transaction Deposit Account pursuant to the Expenses Side Letter;

“Transaction Deposit Account” means the Company’s US Dollar account within The Royal Bank of Scotland PLC, sort code 16-63-00, account number 00454927;

“VAT” means value added tax as provided for in Council Directive 2006/112/EC of the European Community, as charged by the provisions of the Value Added Tax Act 1994 or any regulation promulgated thereunder or any tax of a similar nature;

“Warrant Holders” means the holders of the Warrants;

“Warrant Instruments” means the instruments creating the Warrants dated 1 November 2004, 31 May 2006 and 15 December 2006, each a “Warrant Instrument”;

“Warrants” means the warrants issued under the Warrant Instruments; and

“£” or “pence” means pounds sterling and pence, the lawful currency of the United Kingdom.

1.2	Press Announcement

Terms used but not defined expressly herein will, unless the context otherwise requires, have the meaning given to them in the Press Announcement. In case of inconsistency, the definitions set out in this Agreement will take precedence.

1.3	Clauses, Schedules etc.

References to Clauses and Schedules are to clauses of, and schedules to, this Agreement.

1.4	Singular, Plural Gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.5	Companies Acts

Any word or expression defined in the 1985 Act and the 2006 Act and not expressly defined in this Agreement or in the Press Announcement will have the meaning given in the 1985 Act and the 2006 Act, as appropriate.

1.6	The Code

When used in this Agreement, the expressions “acting in concert”, “concert parties”, “control” and “offer” will be construed in accordance with the Code.

1.7	References to companies, holding companies and subsidiaries

References to a “company” will be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established. The words “holding company”, “subsidiary” and “subsidiary undertaking” will have the same meaning in this Agreement as their respective definitions in the 1985 Act or the 2006 Act, as applicable.

1.8	Modification etc. of Statutes

A reference to any statute or statutory provision will be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted but not so as to increase the liability of any party.

1.9	Time of Day

Any reference to a time of day is a reference to the time in London, unless a contrary indication appears.

1.10	Amendments etc.

A reference to any other document referred to in this Agreement is a reference to that other document as amended, revised, varied, novated or supplemented at any time.

1.11	Headings

Headings are to be ignored in construing this Agreement.

1.12	Agreed Form

References to any document in the “agreed form” means the document in a form agreed by the parties and initialled for the purposes of identification only by or on behalf of the Company and the Offeror.

2	Press Announcement

2.1	Each party confirms that it has duly approved the contents of the Press Announcement (to the extent that its contents relate to such party, its directors and their connected persons) and that it has obtained all necessary internal authorisations for the purpose of releasing the Press Announcement.

2.2	The parties will procure the release of the Press Announcement to a RIS on or about 30 January 2009 (or such other time and date as may be agreed by the parties), provided that the Directors have not before then resolved to withdraw, amend, qualify or vary their recommendation of the Proposal and notified the Offeror of such resolution in accordance with this Agreement. The obligations of the Company under this Agreement other than pursuant to clause 9 will be conditional on such release.
3	Recommendation

3.1	Subject to Clauses 3.2 and 3.3 below, the Company represents to the Offeror that the Directors have resolved that they will unanimously and unqualifiedly recommend to the Company Shareholders to vote in favour of the Scheme at the Court Meeting and to vote in favour of the GM Resolutions on the terms set out in the Press Announcement and undertakes that the Scheme Document will incorporate such recommendation.

3.2	Subject to the Code, the Company undertakes to the Offeror to procure, so far as it is able, that the Directors will give the Recommendation and will not at any time withdraw, modify or adversely qualify or amend the Recommendation, unless:
3.2.1	the Company has complied with Clause 11; and

3.2.2	an event or change of circumstance has occurred (other than from a material breach by the Company of the provisions of this Agreement) and as a result of that event or change of circumstance the Directors determine in good faith that the Recommendation should not be given or should be withdrawn, modified or qualified in order (but to the minimum extent required) to comply with the Directors’ fiduciary duties.
3.3	If, in accordance with Clause 8, the Offeror elects to implement the Proposal by means of an Offer, the Company agrees that, subject to the Code, the Offer Document will incorporate a unanimous and unqualified recommendation of the Directors to the Company Shareholders to accept the Offer and such recommendation will not be withdrawn or adversely qualified, unless:
3.3.1	the Company has complied with Clause 11; and

3.3.2	an event or change of circumstance has occurred (other than from a material breach by the Company of the provisions of this Agreement) and as a result of that event or change of circumstance the Directors determine in good faith that such recommendation should not be given or should be withdrawn, modified or qualified in order (but to the minimum extent required) to comply with the Directors’ fiduciary duties.
4	Implementation

Unless the Directors have withdrawn their recommendation of the Proposal (which includes any revision thereof) and subject to Clause 8, the requirements of law and the

Code, each party will, save as otherwise agreed in writing with the other, take or cause to be taken all such reasonable steps as are within its power and are necessary to:

4.1	implement the Scheme in accordance with, and subject to the terms and conditions of, the Press Announcement and, if the Proposal is carried out by way of a Scheme, so far as reasonably practicable, the Timetable;
4.2	implement the Scheme in accordance with the Timetable; and

4.3	comply with the provisions of Schedule 2.
5	Withdrawal of Scheme

The Company agrees and acknowledges that the Offeror may withdraw the Proposal by notice in writing from the Offeror to the Company, if (i) an Independent Competing Offer is recommended by the Directors and (ii) the Directors withdraw or adversely modify or qualify their recommendation to the Company Shareholders to vote in favour of the Scheme and/or the GM Resolutions. On receipt of such a notification from the Offeror, the Company will take all steps as are reasonably necessary to release the Offeror from the Proposal including, without limitation, consenting to the withdrawal, cooperating with the Offeror in discussions with the Panel on the withdrawal and making any announcement required in order to confirm the withdrawal.
6	Clearances and Conditions

6.1	Each party undertakes to co-operate with the other to ensure the satisfaction of the Conditions and to assist a party in communicating with any Authority for the purposes of obtaining all Clearances, including providing such party with any information or documents reasonably requested and necessary for the purpose of making a submission, filing or notification to any relevant Authority in relation to the Proposal as soon as reasonably practicable.

6.2	The Offeror will use all reasonable efforts to prepare all such documents and take all such reasonable steps as are necessary or desirable to ensure the satisfaction of the Conditions prior to the First Court Hearing.

6.3	Each party undertakes to keep the other informed reasonably promptly of developments which are material or potentially material to the obtaining of any Clearances and/or the satisfaction of any Conditions.

6.4	The Offeror will give the Company reasonable prior notice of, and reasonable opportunity to participate in, any material meetings or telephone calls it may have with any Regulatory Authority (except where such authority requests that the Company should not participate) in connection with the Proposal. The Company will (at the request of the Offeror) accompany the Offeror to any such meetings or participate in any such telephone calls until the Effective Date. The Offeror also undertakes to provide, where permissible, the Company with copies of all material correspondence received by it from, or sent by it to, a Regulatory Authority in relation to the fulfilment of any Condition, redacted if necessary to remove information which is confidential to the Offeror.

6.5	The Offeror agrees that it will only seek to invoke any unsatisfied Condition (which is not a Scheme Condition or Acceptance Condition) if the Panel permits the Offeror to invoke that

Condition with the effect that the Offeror would not be required to proceed with the Proposal.

6.6	The Offeror undertakes to confirm in writing to the Company prior to the First Court Hearing that it has, where permissible, waived or treated as satisfied or, to the extent permitted by the Panel, invoked or treated as incapable of satisfaction each Condition. If the Offeror is aware of any fact, matter or circumstance that would allow any of the Conditions to be invoked, the Offeror will inform the Company as soon as reasonably practicable and in any event prior to the First Court Hearing, and the Offeror and the Company will use their reasonable endeavours to procure that the Court Hearings are postponed for a period of up to three Business Days (or such further period as the parties may deem appropriate) to allow for the investigation of such fact, matter or circumstance. Following the conclusion of such investigation, the Offeror will either confirm that the relevant Condition has been satisfied or waived or, if permitted by the Panel, invoke the relevant Condition.

6.7	Subject to clauses 6.5 and 6.6, nothing in this Agreement will oblige the Offeror to waive or treat as satisfied any Condition.

6.8	The parties agree to co-ordinate their input for the purpose of preparing any tax clearances that any party may reasonably require be obtained in connection with the Proposal.
7	Documentation

7.1	Each party undertakes to:
7.1.1	keep the other informed, and consult with the other, as to the progress with preparation of any documents and implementation of the Proposal; and

7.1.2	offer and afford all reasonable co-operation, information and assistance as may be requested by the other party in respect of the preparation of any document required for the implementation of the Proposal, in a timely manner in order that the Proposal can be implemented, so far as is reasonably practical, in accordance with the Timetable.
7.2	The parties agree that the Offeror will, with the assistance of the Company, its Directors and its advisers, prepare the Scheme Document and consult with the Company in relation to the preparation thereof. The Offeror agrees to submit drafts and revised drafts of the Scheme Document to the Company for review and comment and, where necessary, to discuss any comments with the Company for the purposes of preparing revised drafts. The Company will only despatch the Scheme Document once the Scheme Document is in a form which is satisfactory to the Offeror and the Company (both acting reasonably).

7.3	The Company undertakes to provide promptly to the Offeror, all such information about itself, its Group and its Directors as the Offeror may reasonably request and which is required for the purpose of inclusion in the Scheme Document or any other document required for the implementation of the Proposal and to provide all other assistance as may be required in connection with the preparation of the Scheme Document including access to and ensuring reasonable assistance is provided by the relevant professional advisers.

7.4	The Company undertakes that the Scheme Document and any other document required for the implementation of the Scheme will be prepared to the highest standard of care and accuracy and that all information contained in such document will be adequately and fairly presented.

7.5	Each party will procure that, subject to compliance by the other party with the relevant terms of this Agreement, its directors will accept responsibility for the information contained in the Press Announcement and the Scheme Document to the extent required by the Code and the Panel.
8	Right to Convert to an Offer

8.1	The Offeror may elect at any time to implement the Proposal by way of an Offer, whether or not the Scheme Document has been despatched, provided that the Offer is made in accordance with the terms and conditions set out in the Press Announcement (provided that in the opinion of the Company’s financial adviser the consideration is equal to or greater than that specified in the Press Announcement and with the Scheme Condition being replaced with the Acceptance Condition). If the Offeror elects to implement the Proposal by way of an Offer, Clause 4 and Schedule 2 will cease to have any effect.

8.2	If the Offeror elects to implement the Proposal by way of an Offer the parties agree to use their respective reasonable endeavours to assist and co-operate in preparing all such documents and taking all such steps as are reasonably necessary for the implementation of such Offer consistent with the provisions of this Agreement which will apply mutatis mutandis to such Offer.

8.3	The parties agree that the Offeror will, with the assistance of the Company and its directors and its advisers, prepare the Offer Document and consult with the Company in relation to the preparation thereof. The Offeror agrees to submit drafts and revised drafts of the Offer Document to the Company for review and comment and, where necessary, to discuss any comments with the Company for the purposes of preparing revised drafts. The Offeror will only despatch the Offer Document once the Offer Document is in a form which is satisfactory to the Offeror and the Company (both acting reasonably).

8.4	The Company undertakes to provide promptly to the Offeror all such information about itself, its Group and its Directors as the Offeror may reasonably request and which is required for the purpose of inclusion in the Offer Document or any other document required for the implementation of the Offer and to provide all other assistance as may be reasonably required in connection with the preparation of the Offer Document including reasonable access to and ensuring reasonable assistance is provided by the relevant professional advisers.

8.5	Each party will procure that, subject to compliance by the other party with the relevant terms of this Agreement its directors will accept responsibility for the information contained in the Press Announcement and the Offer Document to the extent required by the Code and the Panel.
9	Panel Consultation

9.1	The Offeror (or its advisers) and the Company (or its advisers) will consult with the Panel from time to time as necessary in order to keep the Panel informed, and where appropriate seek the consent of the Panel, as to issues relating to the preparation of the Scheme Document, the implementation of the Proposal, the Timetable and the process for obtaining the Clearances.

9.2	The parties each undertake to provide the other with reasonable prior notice of, and reasonable opportunity to:
9.2.1	participate in any meetings or telephone calls it may have with the Panel and will keep each other party informed of any discussions it has with the Panel; and

9.2.2	review and comment on any written submission to be made to the Panel and will provide the other party with a copy of the final version of the same as submitted to the Panel, insofar as such meetings, telephone calls or written submissions relate to the Scheme, any Offer or the implementation of the Proposal, but for the avoidance of doubt will not be required to do so insofar as any meetings, telephone calls or written submissions relate to other matters such as any Independent Competing Offer made by a third party.
9.3	Employee Share schemes

The parties agree that the provisions of Schedule 3 will apply in respect of the Employee Share Schemes.
9.4	Warrants

The parties agree that the provisions of Schedule 4 will apply in respect of Warrants.
10	Third Party Approaches

10.1	The Company confirms that it is not currently in discussions with any third party regarding an Independent Competing Offer and in consideration for the Offeror’s commitment of time and personnel for the purpose of the Proposal (i) the Company undertakes that it will not, and will procure that no member of its Group nor any director, employee, adviser or agent of them will, directly or indirectly solicit, invite or encourage any enquiries, negotiations or discussions directly or indirectly with a view to obtaining an Independent Competing Offer, and (ii) if any third party makes an Independent Competing Offer, the Company undertakes that it will not, and will procure that no member of its Group nor any director, employee, adviser or agent of the Company or any member of its Group will, directly or indirectly engage with that third party or enter into any discussions or negotiations with that third party in relation to such Independent Competing Offer.

10.2	Without prejudice to Clauses 10.4 and 10.5, nothing in Clause 10.1 will prevent or restrict the Company or any member of its Group or any director, employee, agent or adviser of it or them from responding to unsolicited enquiries from, or holding discussions with, an offeror or a bona fide potential offeror that has submitted (and not withdrawn) a proposal in relation to a Superior Transaction (a “Competing Offeror”) to the extent that the Directors conclude, having taken appropriate legal and financial advice, that not to do so would constitute a breach of their duties as Directors of the Company, the requirements of law or the Code. Such response or discussions shall be to clarify (and not negotiate) such proposal.

10.3	The Company will notify the Offeror promptly (and, in any event, within 72 hours of the Company becoming aware that the relevant event has happened) in writing:
10.3.1	of any approach that is made to the Company or to any member of its Group (or any director, officer, adviser or agent of the Company or any member of its Group) regarding any Independent Competing Offer and will inform the Offeror of the material terms of such approach and keep the Offeror informed of any material changes to the terms of such approach; or
10.3.2	if any information is provided to a third party in connection with an Independent Competing Offer.
10.4	The Company will not, and will procure that each member of its Group and its directors, officers and agents will not, provide any due diligence information to any person other than as required under Rule 20.2 of the Code.

10.5	Subject to the Code, if the Company or any member of its Group receives any request for information from a Competing Offeror under Rule 20.2 of the Code, the Company will, and will procure that each member of its Group and its directors, officers, advisers and agents will:
10.5.1	notify the Offeror;

10.5.2	not in any way assist the Competing Offeror to refine or supplement the request;

10.5.3	in complying with such request, provide only such information (and in the same form) as is required by Rule 20.2 of the Code and which it or they have previously provided it to the Offeror in respect of the Proposal and only to the extent that such information has been expressly requested by the Competing Offeror;

10.5.4	not allow the Competing Offeror or its advisers, greater access to the management of the Company, than was afforded to the Offeror and its advisers during the course of the negotiations immediately prior to signing this Agreement; and

10.5.5	not supply the Offeror or any of its advisers with any information to which Rule 20.2 of the Code applies after the date hereof unless expressly requested by the Offeror or its advisers.
10.6	The Company undertakes that it will not, and will procure that no member of its Group will, pay, or offer or agree or otherwise commit to pay, any work fee, inducement fee, break fee or other similar arrangement to any party other than the Offeror.
11	Matching Right

11.1	The Offeror may amend the terms of the Proposal at any time and from time to time in accordance with the Clause 11 (subject always to the provisions of the Code and/or with the consent of the Panel).

11.2	The Company agrees that if the Directors determine (whether before or after the Proposal is formally announced for the purposes of Rule 2.5 of the Code) that any Independent Competing Offer may constitute a Superior Proposal, the Company will promptly confirm to the Offeror in writing (a “Superior Proposal Notice”) that such Independent Competing Offer may constitute a Superior Proposal, provide the Offeror with the material details of such Independent Competing Offer that led the Directors to determine that such Independent Competing Offer constituted a Superior Proposal (including, but not limited to, the offer price and nature of consideration contained in and, subject to any confidentiality obligations, the identity of any persons involved in the Superior Proposal), and notify the Offeror that it has convened a meeting of the Directors to consider whether or not to recommend the Superior Proposal and of the time and date of such meeting (which will be no sooner than midday on the third Business Day after the date of the Superior Proposal Notice) (the “Recommendation Board Meeting”).

11.3	Subject to the Code, the Company agrees to procure that the Directors will not recommend any Independent Competing Offer (whether or not such Independent Competing Offer is a Superior Proposal and whether before or after a formal announcement pursuant to Rule 2.5 of the Code is made by or on behalf of the Offeror) until the Recommendation Board Meeting.

11.4	If:
11.4.1	the Offeror confirms to the Company by no later than 5.00 p.m. on the Business Day prior to the Recommendation Board Meeting, that it intends to increase the Offer to a price per Company Share equal to or greater than that provided under the Superior Proposal, or to make an offer or proposal which would, in the reasonable opinion of Company’s financial advisor, provide equal or superior financial value to Company shareholders in comparison to such Superior Proposal (the “Revised Offer”); and

11.4.2	the Offeror confirms to either the Directors or the Company’s financial adviser prior to the Recommendation Board Meeting that it is ready to announce, or announces, the Revised Offer, the Directors will make a unanimous and unqualified recommendation of the Revised Offer to the Company Shareholders and the Offeror will be entitled to refer to such recommendation in its announcement of the Revised Offer and the Directors will not recommend the Superior Proposal set out in the Superior Proposal Notice.

11.5	If a “competitive situation” arises pursuant to Rule 32.5 of the Code in relation to the Offeror and a third party or parties, the Company, the Directors and the Company’s financial adviser will use all reasonable endeavours to ensure that the auction procedure determined by the Panel will give effect to and be consistent with the Offeror’s rights and the obligations of the Company pursuant to this Clause 11. Subject to the Code and the Panel’s comments and requirements, the Company will, and will procure that, the Directors and the Company’s financial adviser will, to the extent practicable, keep the Offeror fully informed of any discussions with the Panel including providing copies of all submissions to the Panel in relation to the auction procedure under Rule 32.5 of the Code and will have prior consultation with the Offeror in respect of all discussions and submissions to the Panel by the Company, the Directors or the Company’s financial adviser.

11.6	If the Panel imposes an auction procedure that would require the Company to breach any of its obligations under this Agreement, the Offeror and the Company agree that the relevant provisions of this Agreement will be amended solely to the extent required to permit the Company to comply with the auction procedure imposed by the Panel pursuant to Rule 32.5 of the Code.

12	Inducement Fee

12.1	As an inducement to the Offeror to commit time and personnel to the Proposal, the Company undertakes to the Offeror that it will pay to the Offeror the Inducement Fee by way of compensation if, after the release of the Press Announcement to a RIS in accordance with Clause 2.2:
12.1.1	the Scheme Document is not posted by the Company within 28 days of the date of release of the Press Announcement (unless solely due to the default of the Offeror or its advisers);

12.1.2	the Directors withdraw or adversely modify or qualify their recommendation to Company Shareholders to vote in favour of the Scheme and/or the GM Resolutions (or if applicable to accept the Offer) and the Scheme does not become effective in accordance with its terms or, if applicable does not become or is not declared unconditional in all respects or, the Proposal is not otherwise completed provided that the recommendation ceasing to be unanimous shall not constitute an adverse modification or qualification; or

12.1.3	an Independent Competing Offer is announced for the purposes of Rule 2.5 of the Code prior to the Proposal lapsing or being withdrawn and the Independent Competing Offer referred to in such announcement or any other Independent Competing Offer is either: (i) recommended by the Directors; or (ii) becomes or is declared unconditional in all respects or is completed.
12.2	The Company will pay the Inducement Fee due under Clause 12.1 (if it becomes payable) in immediately available funds by not later than five Business Days after the date on which the Inducement Fee falls due pursuant to Clause 12.1. Payment will be made in immediately available funds to such bank account as may be notified to the Company by the Offeror for such purposes.

12.3	All sums payable under this Clause 12 will be paid in the form of an electronic funds transfer for same day value to such bank as may be notified by the Offeror to the Company and will be paid in full free from any deduction or withholding whatsoever (save only as may be required by law) and without regard to any lien, right of set-off, counterclaim or otherwise.

12.4	Nothing in this Agreement will oblige the Company to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code. The Company confirms that it has consulted with the Panel in relation to this Clause 12, that it and the Company’s financial adviser have given the Panel all confirmations and information in relation to this Clause 12 as may be required by the Code (including all relevant practice statements) and that the Panel has raised no objection to the Company entering into the obligations contained in this Clause 12.

12.5	The parties intend and will use all reasonable endeavours to secure that the Inducement Fee is not treated for VAT purposes as consideration for a taxable supply. If and to the extent that any tax authority determines that the Inducement Fee is consideration for a taxable supply, the Inducement Fee will be treated as inclusive of VAT and no amounts in respect of VAT will be payable in addition to the Inducement Fee, but if the Inducement Fee is held by HM Revenue & Customs to be the consideration for a supply in respect of which the Offeror or the Offeror Representative Member is liable for VAT, then the Company will (or will procure that the Company Representative Member will) use reasonable endeavours to obtain any available refund or credit in respect of such VAT. The Offeror will provide such assistance to the Company (or the Company Representative Member) as is reasonably necessary (including the making available of such invoices, information and assistance as may reasonably be required) to enable the Company (or the Company Representative Member) to obtain such a refund or credit. If and to the extent that the Company (or the Company Representative Member) receives such a refund or credit, the Company will (or will procure that the Company Representative Member will) within five Business Days of receiving the refund or utilising the credit, pay an amount equal to such refund or credit to the Offeror. Such amount so paid will not form part of the Inducement Fee for the purposes of this Clause.

13	Costs and Expenses

13.1	As set out in the Expenses Side Letter, in consideration of the Company agreeing to commit time and personnel to the Proposal, Gen-Probe transferred the Transaction Deposit to the Transaction Deposit Account on 29 January 2009 .

13.2	The Transaction Deposit Account is to be used only for the purposes envisaged by the Expenses Side Letter.

13.3	For the avoidance of doubt, if any of the conditions set out in paragraph 12.1 above are met, the Company undertakes to:
13.3.1	pay to the Offeror the Inducement Fee in accordance with Clause 12 above; and

13.3.2	return the entire Transaction Deposit to Gen-Probe in accordance with the provisions of the Expenses Side Letter.
14	Conduct of Business

14.1	The parties agree that the provisions of Schedule 5 will apply in respect of the conduct of business of the Company.

14.2	The Company undertakes that, except with the prior written consent of the Offeror (not to be unreasonably withheld), it will not submit to the Company Shareholders for approval in general meeting any resolution which, if passed, would constitute approval for the purposes of Rule 21.1 of the Code or seek the consent of the Panel to proceed without such approval.

14.3	Subject to the Code and the release of the Press Announcement to a RIS in accordance with Clause 2.2, the Company undertakes that it will, and will procure that any member of its Group will, use their respective reasonable endeavours to assist the Offeror in approaching and negotiating with any party to a material agreement or arrangement with the Company or any member of its Group if the Proposal or the implementation of the Proposal is reasonably likely to result in a material breach of or give such party a right to terminate or adversely modify, or receive any material payment pursuant to, such agreement or arrangement, and will take all reasonable steps to assist the Offeror in addressing any such issues in such manner as the Offeror may reasonably request after consultation with the Company.

14.4	The Company agrees that if it or any member of its Group or their respective advisers has any communication at a senior level with or from any Authority in respect of any matter which the Company thinks is reasonably likely to have a material impact on the business or future operations of the Company or any member of its Group, whether formal or informal, it will, as soon as reasonably practicable after such communication and, subject to any confidentiality restrictions imposed by such Authority or which are otherwise applicable, inform the Offeror of such communication and provide copies of any written documents or correspondence.

14.5	Nothing in this Clause 14 or Schedule 5 will operate so as to restrict or prevent the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into prior to the date of this Agreement.

14.6	The Company agrees that it will not issue any new Company shares:

14.6.1	in the period between the Voting Record Time (as defined in the Scheme) and the adoption of the new article referred to in paragraph 8 of Schedule 3; or

14.6.2	in the period between the Scheme Record Time or, if applicable, the Reduction Record Time (each as defined in the Scheme) and the registration of the Second Court Order.
15	Transition Planning

15.1	To the extent permitted by law, the Company agrees to provide reasonable assistance and co-operation to the Offeror during the period prior to the Effective Date in order to assist the Offeror with its reasonable requests in connection with making appropriate preparatory arrangements for conducting the business of the Company and such reasonable assistance may involve meetings with general managers that the Company may organise on reasonable notice from the Offeror.

15.2	The assistance and co-operation referred to in Clause 15.1 will include, without limitation:
15.2.1	access to and communication with the trustees of any pension scheme operated by the Company;

15.2.2	access to the Chief Executive Officer and Chief Financial Officer of the Company in order to assist the Offeror with its understanding of (among other things) the financial reporting, financial controls, risk management, cash flows, funding requirements, tax affairs and operations of the business of the Company; and

15.2.3	keeping the Company’s electronic data room accessible to the Offeror and its advisers.
16	Employee Matters

16.1	The parties each agree that promptly following the publication of the Press Announcement in accordance with Clause 2, they will make a copy of the Press Announcement available to their respective employee representatives in accordance with the requirements of the Code.

16.2	The parties each agree that promptly following the publication of the Scheme Document, they will make a copy of the Scheme Document available to their respective employee representatives in accordance with the requirements of the Code.

16.3	The Company undertakes to co-operate with the Offeror to ensure the satisfaction of the requirements of the Code in relation to employees and to assist the Offeror in communicating with the Company’s employees and employee representatives for the purposes of compliance with the Code.

17	Pensions

The Company will consult, co-operate and agree with the Offeror the terms of any announcement to members of any of its pension schemes, approach to the trustees of any of its pension schemes or to the Pensions Regulator in each case regarding the impact of the Proposal on the relevant pension scheme.

18	Revisions to the Scheme or Offer

The parties will take all such steps as are reasonably necessary to implement any revised or amended Scheme or Offer (whether implemented by way of scheme of arrangement, offer or otherwise) which is recommended by the Directors and the provisions of this Agreement will apply mutatis mutandis to such an amended Scheme or revised Offer.

19	Representations and Warranties

19.1	Each of the parties represents and warrants to the other on the date hereof that:
19.1.1	it has the requisite power and authority to enter into and perform this Agreement;

19.1.2	this Agreement constitutes its legal, valid and binding obligations in accordance with its terms; and

19.1.3	the execution and delivery of, and performance of its obligations under, this Agreement will not:
(i)	result in a material breach of any provision of its constitutional documents;

(ii)	result in a material breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound and which have the force of law.
19.2	The Company represents and warrants to the Offeror that at the date of this Agreement:
19.2.1	neither it, nor any member of its Group, nor any of their respective agents or advisers is currently in discussions with any third party regarding any potential transaction which would preclude, delay or prejudice the implementation of the Scheme or the Proposal and no agreements or arrangements currently subsist in relation thereto; and

19.2.2	it is not aware of any matter or circumstance which would, or which could reasonably be expected to, cause any of the Conditions not to be satisfied or which would prevent it from acting in accordance with this Agreement and the Press Announcement.
20	Offeror obligations

20.1	If the Proposal is effected by way of a Scheme, the Offeror hereby agrees to be bound by the Scheme and to instruct Counsel to agree on its behalf at the First Court Hearing to undertake to the Court to be bound by it and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

20.2	The Offeror represents to the Company that it has sufficient resources available to satisfy the full cash consideration payable to Company Shareholders under the terms of the Press Announcement.

21	Termination

21.1	Without prejudice to the parties’ obligations under the Code, and in particular, the Offeror’s obligation to proceed with the Proposal in accordance with Rule 2.7 of the Code, or pursuant to a court order and subject to Clause 21.2, this Agreement will be terminated with immediate effect and all rights and obligations of the parties under this Agreement will cease forthwith upon the occurrence of any of the following:
21.1.1	the Press Announcement is not released within seven days of today’s date (unless, prior to that time, the parties have agreed another time and date in accordance with Clause 2); or

21.1.2	if any Condition becomes incapable of satisfaction or is invoked so as to cause the Proposal not to proceed in circumstances where such invocation is in accordance with the Code; or

21.1.3	if (i) the Scheme is not sanctioned by the Company Shareholders at the Court Meeting; (ii) the GM Resolutions are not passed at the GM; or (iii) the Court refuses to grant either of the Court Orders , in each case unless the Offeror has within 5 Business Days of such event elected to implement the Proposal by way of an Offer (in accordance with Clause 8); or

21.1.4	by notice in writing from the Offeror to the Company if the Directors have withdrawn or adversely modified or qualified their recommendation (or intention to recommend) to Company Shareholders to vote in favour of the Scheme and the GM Resolutions (or if applicable to accept an Offer) and either (i) the Panel consents to the Offeror withdrawing its offer (while structured as a Scheme) or (ii) an Independent Competing Offer becomes or is declared wholly unconditional or is completed; or

21.1.5	if, in accordance with Clauses 8 and 21.1.3, the Offeror elects to implement the Proposal by way of an Offer, if the Offer is not announced under Rule 2.5 of the Code within 10 Business Days of the election pursuant to Clause 21.1.3 or once announced, the Offer lapses in accordance with its terms or is withdrawn; or

21.1.6	if the Effective Date has not occurred by the Long-stop Date; or

21.1.7	with the express written consent of the parties at any time prior to the Effective Date.
21.2	Termination will be without prejudice to the rights of either party that may have arisen prior to termination. Clauses 1, 12, 13 and 22 to 34 will survive termination.

22	Notices
22.1	Any notice under or in connection with this Agreement (a “Notice”):
22.1.1	will be in writing;

22.1.2	will be in the English language; and

22.1.3	may be delivered personally or sent by first class post, pre-paid recorded delivery or by fax to the party due to receive the Notice at the relevant address specified in Clause 22.2 or to another address, person or fax number specified by that party by not fewer than five days’ written notice to the other party.

22.2	The addresses referred to in Clause 22.1 are:
22.2.1	in the case of the Company:

Address:	Heron House, Crewe Road, Wythenshawe, Manchester M23 9HZ

Fax:	+44 161 946 2201

with a copy to Halliwells LLP:

Address:	3 Hardan Square, Spinningfields, Manchester M3 3EB

Fax:	+44 844 875 7000

For the attention of	James Sheridan/James Pochin
22.2.2	in the case of the Offeror:

Address:	10210 Genetic Center Driver, San Diego, California 92121

Fax:	+1 858 410 8637

For the attention of	Bill Bowen

with a copy to Linklaters:

Address:	One Silk Street, London EC2Y 8HQ

Fax:	+44 20 7456 2222

For the attention of	Mark Stamp/Dan Simons
22.3	A Notice given under Clause 22.1 will conclusively be deemed to have been received on the next working day in the place to which it is sent, if sent by fax, or 60 hours from the time of posting, if sent by post.
23	Remedies and Waivers

23.1	No failure of either of the parties to this Agreement to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement (each a “Right”) will operate as a waiver thereof, nor will any single or partial exercise of any Right preclude any other or further exercise of such Right or the exercise of any other Right.

23.2	Without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by any party of the provisions of this Agreement and any party will be entitled to seek the remedies of injunction, specific performance and other equitable relief (and neither of the parties will contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Agreement by any party and no proof of special damages will be necessary for the enforcement by any party of the rights under this Agreement.

24	Invalidity

If any provision in this Agreement will be held to be illegal, invalid or unenforceable, in whole or in part, under the law of any jurisdiction, the legality, validity or enforceability of such provision or part under the law of any other jurisdiction and the legality, validity and enforceability of the remainder of this Agreement will not be affected.

25	No Partnership

Nothing in this Agreement and no action taken by the parties under this Agreement will be deemed to constitute a partnership, between the parties nor constitute any party the agent of any other party for any purpose.

26	Time of Essence

Except in relation to implementation of the Scheme in accordance with the Timetable (which is an indicative timetable), time will be of the essence of this Agreement, both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

27	Contracts (Rights of Third Parties) Act 1999

This Agreement does not create any right under the Contracts (Rights of Third Parties) Act 1999 which is enforceable by any person who is not a party to it.

28	Further Assurance

28.1	The Company will do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as the Offeror may from time to time reasonably require for the purpose of giving the Offeror the full benefit of the provisions of this Agreement enforceable by each of them.

28.2	The Offeror will do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as the Company may from time to time reasonably require for the purpose of giving the Company the full benefit of the provisions of this Agreement enforceable by it.

29	Whole Agreement, Variation, Assignment

29.1	Whole Agreement

This Agreement together with the Confidential Disclosure Agreement and the Expenses Side Letter contain the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. Each party acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it. So far as permitted by law and except in the case of fraud, each party agrees and acknowledges that its only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this Agreement will be for breach of the terms of this Agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute). In this Clause 29 “this Agreement” includes all documents entered into pursuant to this Agreement including, for the avoidance of doubt, the Press Announcement. For the avoidance of doubt, nothing in this Agreement amends or affects, or will be deemed to amend or affect, the terms of the Confidential Disclosure Agreement or the Expenses Side Letter.

29.2	Variation

No variation of this Agreement will be effective unless in writing and signed by or on behalf of each of the parties.

29.3	Assignment

This Agreement is personal to the parties and the rights and obligations of the parties may not be assigned or otherwise transferred.

29.4	For the purposes of this Clause 29 the Press Announcement will be deemed to be expressly incorporated into this Agreement.

30	Announcements

30.1	Subject to Clause 30.2, and unless the recommendation of the Directors has been withdrawn, modified or qualified, no announcement (other than the Press Announcement and any other announcement issued by either party hereto which accurately summarises certain terms of the Press Announcement) concerning the Proposal or any ancillary matter contemplated by this Agreement (save in respect of a Superior Proposal), will be made by either party hereto without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.

30.2	The Company and the Offeror may each make such announcements as are required:
30.2.1	by the law of any relevant jurisdiction; or

30.2.2	the listing rules or regulations of any stock exchange on which the shares of that party are quoted or listed, including the AIM Rules and the Code; or

30.2.3	any governmental or competent regulatory authority of any relevant jurisdiction, including the Panel, in which case the party concerned will take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other party before making such announcement.

31	Costs and Expenses

Each party will bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement and the documents to be entered into pursuant to it.

32	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together will constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

33	Governing Law

This Agreement will be governed by and construed in accordance with English law.

34	Jurisdiction

Each of the parties to this Agreement irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.
In witness whereof this Agreement has been duly executed on the date stated at the beginning.

EXECUTED by:
For and on behalf of TEPNEL LIFE SCIENCES PLC	/s/ Ben Matzilevich

EXECUTED by:
For and on behalf of GEN-PROBE INCORPORATED	/s/ Carl W. Hull

Schedule 1
Press Announcement
[See Exhibit 2.1 to Offeror’s Current Report on Form 8-K filed with the Securities and Exchange
Commission on January 30, 2009]

Schedule 2
Implementation of the Scheme
1	The Company will consult the Offeror before appointing counsel to appear at the Court Meetings in connection with the Scheme.

2	The Company will make all necessary applications to the Court and file all necessary documents with the Court in connection with the implementation of the Scheme promptly and in particular, will, no later than five Business Days after the date of this Agreement, issue a Claim Form in order to seek the Court’s permission to convene the Court Meeting and file such documents as may be necessary in connection therewith.

3	Upon (i) the necessary documents being settled with the Court and, where required, approved by the Offeror and (ii) the Court making the order convening the Court Meeting, the Company will, within three Business Days of the order being made (or such later date as the Offeror will agree in writing, such agreement not to be unreasonably withheld or delayed), publish the requisite documents, including the Scheme Document, and thereafter in a timely manner, publish and/or post such other documents, advertisements and information as the Court may approve or require from time to time in connection with the proper implementation of the Scheme according to the Timetable.

4	The Company will convene the Court Meeting and GM to consider and, if thought fit, approve the Scheme and GM Resolutions and hold such meetings at the times and dates on which they are convened or at any adjournment thereof.

5	Following the Court Meeting and the GM, and assuming the resolutions to be proposed at such meeting(s) have been passed by the requisite majorities, the Company will, subject to and as soon as reasonably practicable following receipt of the Offeror’s written confirmation that the Conditions have been waived or are satisfied, seek the sanction of the Court to the Scheme at the First Court Hearing and the Reduction at the Second Court Hearing or at any adjournment thereof and take all other action necessary to make the Scheme effective.

6	If the Court so requires, or if it is necessary to implement the Scheme, the Company will reconvene the Court Meeting and any other necessary shareholder meeting.

7	As soon as practicable following the First Court Hearing (it being agreed that, in the absence of unforeseen circumstances, such filing will be on the Business Day of the First Court Hearing) cause an office copy of the First Court Order to be filed with the Registrar of Companies in England and Wales.

8	As soon as practicable following the Second Court Hearing (it being agreed that, in the absence of unforeseen circumstances, such filing will be on the Business Day of the Second Court Hearing) cause an office copy of the Second Court Order to be filed with, and registered by, the Registrar of Companies in England and Wales.

9	The Company undertakes prior to the Court Meeting and the GM to keep the Offeror informed in writing, on a weekly basis and daily on each of the five Business Days immediately preceding each of the Court Meeting and the GM (or adjournment of either of these meetings), of the number of proxy votes received in respect of the resolutions to be passed at the Court Meeting or the GM as applicable.

10	The Company undertakes to prepare all documents required by the Court in connection with the implementation of the Scheme, including (without limitation) the Claim Form, witness statements, advertisements, orders and the Chairman’s report of the Court Meeting. The Company further undertakes to submit drafts and revised drafts of the sworn documents to the Offeror for review and comment and, where necessary, to discuss any comments with the Offeror for the purposes of preparing revised drafts. The Company will only lodge such documents with the Court once they are in a form which is satisfactory to the Offeror (acting reasonably).

11	Save as required by law, the Code, any Court order or any regulatory authority, the Company will not seek to amend the Scheme or the GM Resolutions after despatch of the Scheme Document or to adjourn the Court Meeting or the GM without the prior written consent of the Offeror (such consent not to be unreasonably withheld or delayed).

Schedule 3
Employee Share Schemes
1	The Company undertakes to the Offeror to co-operate with the Offeror and provide such details to the Offeror in relation to the Employee Share Schemes and agree any amendments required to be made to the Employee Share Schemes as the Offeror reasonably requires in order to formulate and agree with the Company the proposals to be made to the participants in the Employee Share Schemes.

2	The Company undertakes to take all necessary steps to prepare, in a form to be agreed between the Company and the Offeror, letters to each of the participants in the Employee Share Schemes. The Company will consult with the Offeror in relation to the preparation of the letters and agrees to submit drafts and revised drafts of the letters to the Offeror for review and comment and, where necessary, to discuss any comments with the Offeror for the purposes of preparing revised drafts. The Company will post such letters as soon as reasonably practicable after the posting of the Scheme Document, but only when they are in a form which is satisfactory to the Offeror and the Company (acting reasonably).

3	The Company and the Offeror will use their reasonable endeavours to ensure that:

3.1	where permitted by the rules of the relevant Employee Share Schemes, holders of subsisting options and awards under the Employee Share Schemes will be permitted to benefit from their subsisting options in such a way and at such time as would, where possible:
3.1.1	enable the holders of options approved by HM Revenue & Customs to qualify for beneficial income tax treatment on exercise of such options; and

3.1.2	enable the Offeror (or the relevant employing company) to receive a corporation tax deduction under Schedule 23 Finance Act 2003 in relation to the Employee Share Schemes;
3.2	if options are to be exercised, optionholders will be permitted (at their option) to pay the exercise price out of the proceeds of sale of the shares (“cashless exercise”);

3.3	at the election of the optionholders options may be satisfied by a cash payment rather than by the issue of shares

4	Options will be exercisable in accordance with the rules of the Employee Share Schemes. For these purposes before the Company’s remuneration committee takes any decisions in relation to options, the Company will discuss with the Offeror the extent to which options, in particular those which are subject to performance conditions, will be capable of exercise.

5	The Company will amend the rules of the Employee Share Schemes to enable options (other than options which would qualify for favourable tax treatment on exercise) to be satisfied by a cash payment rather than by the issue of shares, such cash payment to be equivalent to the value that the optionholder would have received on the exercise of options.

6	The Company will take all steps necessary (including changing the rules of the Employee Share Schemes) to ensure that all options granted under the Employee Share Schemes will lapse no later than six months after the Effective Date, to the extent that they have not been exercised.

7	The Company and the Offeror agree that the Company’s shares held in any employee benefit trust established in connection with the operation of the Employee Shares Schemes will be used to satisfy options and awards as far as practicable and that any surplus cash remaining in the employee benefit trusts after the Proposal will, as far as possible, be used to repay outstanding loans from the employee benefit trusts to the Company’s Group. To the extent that the options and awards cannot be satisfied using the Company’s shares held in the employee benefit trusts, they will be satisfied by the Company issuing new Company shares.

8	The Company and the Offeror agree that the GM Resolutions will propose an amendment to the articles of association of the Company by the adoption and inclusion of a new article under which any Company shares issued after the GM will either be subject to the Scheme or will be immediately transferred to the Offeror (or as it may direct) in exchange for the same consideration as is due under the Scheme.

Schedule 4
Warrants
1	The Company acknowledges that the Exercising Warrant Holders shall be entitled to exercise their Warrants conditional upon:

1.1	the Scheme being approved by the Company Shareholders at the Court Meeting;

1.2	the GM Resolutions being passed by the Company Shareholders at the GM; and

1.3	the Scheme being sanctioned by the Court at the First Court Hearing.

2	As soon as reasonably practicable following the approval of the Scheme by the Company Shareholders at the Court Meeting and the GM Resolutions being passed at the GM, the Company agrees to send a written notification to the Exercising Warrant Holders confirming that the requisite resolutions have been passed.

3	The Company agrees that each Exercising Warrant Holder will have validly exercised its respective Warrants by:

3.1	returning a Warrant Certificate set out in Schedule 1 to the Warrant Instrument;

3.2	returning an exercise notice substantially in the form set out in Schedule 7; and

3.3	transferring the aggregate Subscription Price (as defined in the Warrant Instrument) to the account nominated by the Company following receipt of a notification from the Company in accordance with paragraph 4 below.

4	As soon as reasonably practicable following the Court sanctioning the Scheme at the First Court Hearing, the Company agrees to send a notification to each Exercising Warrant Holder confirming that the Court has sanctioned the Scheme.

5	The Company and the Offeror agree to take all necessary steps to ensure that, notwithstanding paragraph 5.2 of the Warrant Instrument, all shares are allotted and issued to the Exercising Warrant Holders prior to 6.00pm on the date of the First Court Hearing.

6	The parties shall agree to make such changes to this Schedule 4 as are necessary or expedient to implement the arrangement set out in a letter to Warrant Holders by the Company following the despatch of the Press Announcement.

Schedule 5
Conduct of Business
The Company undertakes, without prejudice to Rule 21 of the Code, that until the earlier of: (i) the Effective Date, (ii) the Directors having withdrawn their recommendation to Company Shareholders to vote in favour of the Scheme and the GM Resolutions (or if applicable to accept the Offer); and (iii) termination of this Agreement in accordance with its terms, it will not, and it will procure that no member of its Group will (without the prior written consent of the Offeror):
1	Carry on business other than in the ordinary course (including anything deemed by the Panel to be in the ordinary course) and consistent with past practice; or

2	Fail to comply with any legal requirements or requirements of any of its contracts in all material respects; or

3	Fail to notify the Offeror of any matter which the Company, in its reasonable opinion, believes is a material adverse change in its business, assets, profits, financial condition or prospects; or

4	Take any action which would be reasonably likely materially to delay or prejudice, or increase the cost of, the Proposal; or

5	Alter the nature or scope of its business in any material way; or

6	Enter into any binding commitments in connection with any acquisition of a material asset or disposal of the business or any material asset of the business, or which encumbers any material assets of the business. For the purpose of this paragraph 4, “material” will be interpreted in accordance with Note 2 of Rule 21.1 of the Code; or

7	Enter into any substantial transaction or related party transaction, as defined in the AIM Rules; or

8	(i) Declare, set aside or pay any dividends on or other distributions (whether in cash, shares or other property) in respect of any share capital; or (ii) repurchase, redeem or otherwise reacquire any share capital or other securities, (ii) split, combine or reclassify any share capital; or (iv) issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for any share capital, except for the payment of dividends by subsidiaries of the Company which are wholly-owned by the Company to the Company or to another wholly-owned subsidiary of the Company; or

9	Allot, issue, or authorise or propose the allotment or issue of any share capital or any securities convertible into share capital, or rights, warrants or options to acquire any share capital, or any securities convertible into share capital, or transfer any stock out of treasury, or permit any subsidiary to do any of the foregoing, whether with respect to its own share capital (or securities convertible into or rights exercisable therefore or otherwise obligating the issuance thereof) or the share capital of the Company (or securities convertible into the same or rights exercisable therefore or otherwise obligating the issuance thereof) other than the allotment and issue of shares pursuant to: (i) the exercise or vesting of options or awards outstanding under the Employee Share Schemes as of the date of this Agreement; and (ii) the exercise of Warrants; or

10	Issue or grant any options or awards under any employee share plans of its Group or adopt any employee share plan or amend any of its Group’s employee share plans, other than as contemplated by this Agreement; or

11	Amend or waive any of its rights under, or permit the acceleration of the vesting under, any provision of: (i) any of the employee share plans; (ii) any agreement evidencing or relating to any outstanding share option or warrant; (iii) any restricted stock purchase agreement; or (iv) any other contract evidencing or relating to any equity award; or

12	Increase gross total borrowings by more than £115,000 to more than 105 per cent. of their current level or enter into any new loan agreement with any bank or other financial institution which is material in the context of the Company’s Group as a whole, with the exception of the two pieces of capital equipment that have recently been delivered to the Company’s Livingston facility aggregating approximately £360,000. These have been accrued in the Company’s accounts, but are not yet included in borrowings; or

13	Enter into any agreement or incur any commitment or exercise or enter into an option to incur any commitment involving any capital expenditure in excess of £100,000 per item and £500,000 in aggregate (including US commitments), in each case exclusive of VAT; or

14	Except as contemplated by this Agreement, effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, division or subdivision of shares, consolidation of shares or similar transaction; or

15	Form any subsidiary, representative office or branch office or acquire any equity interest or other interest in any other entity; or

16	Save in accordance with the ordinary course of business consistent with past practices sell or otherwise dispose of, or lease or license, any right or other asset to any other person (except in each case for rights or other assets that are not material individually or in the aggregate); or

17	Enter into; (i) any contract for which the consideration or the expenditure thereunder payable by a member of the Company’s Group exceeds £200,000 or US$300,000 for contracts in US dollars; or (ii) any contract under which the Company or another member of the Company’s Group assumes a liability (including a contingent liability) in excess of £150,000; or (iii) any contract with a term exceeding 12 months or that cannot be terminated by the Company’s Group with 90 days notice or less;

18	Enter into any amendments or waive any rights under the Amended and Restated Development and Supply Agreement with Luminex Corporation dated 14 June 2007; or

19	Change the general terms of employment of its employees or(other than Directors) other than in the ordinary course of business or change the terms of employment of its Directors in any way, or make any improvements to the terms of any bonus arrangement applicable to such Directors; or

20	Hire any employee with an annual base salary in excess of £55,000 or, except in the ordinary course of business, terminate the employment of any employee with an annual base salary in excess of £55,000; or

21	Appoint a person as a director; or

22	Adopt or amend any employee benefit, pension, bonus or profit sharing scheme (including without limitation any scheme having share purchase or share option provisions); or

23	Enter into any arrangements with the trustees of any pension scheme, in which it or any member of its Group participates, to pay employer contributions to such scheme other than those employer contributions agreed with the trustees at the date of this Agreement, save as required by law or regulation or the rules of any such scheme; or

24	Make any material tax election outside the ordinary course; or

25	Pay fees of more than £750,000 in total (excluding disbursements and VAT payable thereon) to advisers in connection with the Proposal; or

26	Compromise, settle, release, discharge or compound litigation or arbitration proceedings or a liability, claim, action, demand or dispute, or waive a right in relation to litigation or arbitration proceedings; or

27	Enter into any arrangement with any non-executive Director, whereby any member of the Company’s Group is required to make incentive payments to such non-executive Directors upon the successful completion of the Proposal; or

28	Agree to do any of the foregoing.
Nothing herein shall prevent the Company paying accrued discretionary bonuses to its employees and enhanced performance pay which in aggregate will not exceed £850,000.

Schedule 6
Timetable

Date	Action
Friday 30 January 2009	Press Announcement released

Thursday 12 February 2009	Issue Claim Form

Thursday 12 February 2009	Filing of witness statement exhibiting Scheme Document

Thursday 19 February 2009	Hearing of application for permission to convene Court Meeting

Saturday 21 February 2009	Scheme Document posted

Monday 16 March 2009	Court Meeting and General Meeting

Tuesday 17 March 2009	Filing of witness statement in relation to Court Meeting and General Meeting

Tuesday 24 March 2009	Directions Hearing

Thursday 26 March 2009	Advertise First Court Hearing to sanction the Scheme

Not before Friday 3 April 2009	First Court Hearing to sanction the Scheme

Tuesday 7 April 2009	Second Court Hearing to confirm the Reduction

Wednesday 8 April 2009	Effective Date

Schedule 7
Form of Warrants Exercise Notice

To:	The Directors Tepnel Life Services plc (the “Company”)
We hereby exercise, conditionally upon the sanction of the Scheme by the Court, the Warrants comprised in this Warrant Certificate, and to accordingly apply for the allotment and issue of [•] Ordinary Shares, with an aggregate Subscription Price of £[•].
We request that the certificates for the said Ordinary Shares be sent by registered post to us at our address as shown in the Company’s Register of Members. We agree that the said Ordinary Shares be accepted subject to the memorandum and articles of association of the Company.

Dated:	[•]

Signed:	[•]

Name of Warrantholder:	[•]

Name and title of signatory in the case of corporate Warrantholder:	[•]